

07001349

SE[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Goshen	Indiana	46528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D. Lyle (574) 533-9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

202 West Berry Street, Suite 500	Fort Wayne	Indiana	46802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2007
WASH DC
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kerri D. Lyle, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of MMA Securities, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kerri D. Lyle
Signature

Secretary/Treasurer
Title

Peggy D. Leatherman
Notary Public

Peggy D. Leatherman
Notary Public, State of Indiana
Kosciusko County
My Commission Exp. 01/16/2009

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditor's Supplementary Report on Internal Control

MMA Securities, Inc.

Independent Accountants' Report and Financial Statement

December 31, 2006

MMA Securities, Inc.

December 31, 2006

Contents



Independent Accountants' Report

Board of Directors
MMA Securities, Inc.
Goshen, Indiana

We have audited the accompanying statement of financial condition of MMA Securities, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MMA Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 12, 2007

202 W. Berry Street, Suite 500 Fort Wayne, IN 46802-2272 260 460-4000 Fax 260 426-2235


An independent member of
Moores Rowland International

MMA Securities, Inc.

Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 205,661
Accounts receivable	38,850
Accounts receivable from affiliate	639
Taxes receivable from affiliate	11,071
Prepaid expenses	366
Total assets	$ 256,587

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 569
Accounts payable to affiliates	119,946
Total liabilities	120,515
Stockholder's Equity	
Common stock, no par value	
100,000 shares authorized,	
150 shares issued and outstanding	150,000
Accumulated deficit	(13,928)
Total stockholder's equity	136,072
Total liabilities and stockholder's equity	$ 256,587

See Notes to Financial Statement

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2006

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MMA Securities, Inc. (Company), a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. (an unrelated broker/dealer) and load retention fees from MMA Praxis Mutual Funds.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

At December 31, 2006, the Company's cash accounts exceeded federally insured limits by approximately $106,000.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with MMA. The Company pays to MMA, or is reimbursed by MMA, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource, LLC and MMA, who provide administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent is based on space usage.

The Company has an agreement with MMA ComSource, LLC (ComSource), an affiliate, and MIS whereby ComSource and MIS provide distribution and sales services for licensed registered representative for the purposes of selling securities offered through ProEquities, Inc.

MMA Securities, Inc.

Notes to Financial Statement
December 31, 2006

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $118,890 which exceeded the minimum required amount by $110,856 and the Company's ratio of aggregate indebtedness to net capital was 1.01 to 1.


END